Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153401

Supplement to Prospectus Supplement Dated December 15, 2010

Dated: July 31, 2012

STATE OF ISRAEL

FLOATING RATE LIBOR BONDS (TENTH SERIES)

Effective as of August 1, 2012, the aggregate principal amount of the Floating Rate LIBOR Bonds (Tenth Series) offered under this prospectus has been increased to $700,000,000.

Assuming that we sell all of the bonds at the current offering price, we will receive $658,000,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $42,000,000 and before expenses estimated at $65,000.

Effective as of August 1, 2012, 1-Year Floating Rate LIBOR Bonds, 2-Year Floating Rate LIBOR Bonds, 2-Year Floating Rate LIBOR Financing Bonds, 3-Year Floating Rate LIBOR Bonds, 3-Year Floating Rate LIBOR Financing Bonds, 5-Year Floating Rate LIBOR Bonds and 10-Year Floating Rate LIBOR Bonds will be issued on the 1st and 15th of each month (each, an “Issue Date”). There will be two sales periods per month:

•	bonds issued on the 15th of the month will be offered from the 1st of the month through the 14th of the month, and
•	bonds issued on the 1st of the month will be offered from the 15th of the month preceding the Issue Date through the last day of that month.

If your Issue Date is the 15th of the month, your bond will mature 2 weeks less than the total number of years of the bond. We will pay interest semi-annually on June 1, December 1 and upon maturity, except that for bonds issued on May 15 and November 15 of each year, the first interest payment will be made on the second interest payment date (i.e., December 1st and June 1st, respectively) following their Issue Date.

The interest rate applicable to each bond will be included in a Free Writing Prospectus which will be filed with the SEC not less than one (1) Business Day prior to the beginning of the sales period for such bond. If such date is a legal holiday in Israel, the Free Writing Prospectus may be filed with the SEC one (1) Business Day earlier. For example, the interest rate on a 10-Year Floating Rate Bonds issued on Friday, October 1, 2012 will be announced one (1) Business Day prior to September 15, 2011, i.e., on Friday, September 14, 2012 (or, if such date were a legal holiday in Israel, on Thursday, September 13, 2012).